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                                                                Exhibit (a)(10)

                       Press Release, dated June 7, 1999

              AMSTED REITERATES ITS $35 CASH PROPOSAL FOR VARLEN

                      TENDER OFFER TO EXPIRE IN TWO WEEKS

   CHICAGO, June 7, 1999--AMSTED Industries Incorporated, a leading manufacturer of products for the rail, truck and auto components industries, today reiterated its all cash offer to acquire Varlen Corporation
(Nasdaq:VRLN) at $35 per share, despite the refusal of the Varlen Board of Directors to accept its proposal.

   "We have made a full and fair offer for Varlen at more than a 50 percent premium over the share price Varlen traded 30 days before our all-cash, fully financed proposal was made," said Arthur W. Goetschel, AMSTED's Chairman, President and Chief Executive Officer. "These are cyclical industries and there are indications we may be at the top of their respective cycles. We will maintain price discipline in any acquisition. There are few companies where a combination with Varlen would make sense, and they trade at lower multiples than our offer price. Therefore, we are not surprised that several weeks after our first approach to Varlen no other company has come forward with a better proposal," said Mr. Goetschel.

   On May 24, 1999, AMSTED commenced a previously announced cash tender offer to purchase all outstanding shares of Varlen Corporation at $35 per share, after Varlen and its advisors refused friendly overtures over a three week period. The transaction, including the assumption of debt, is valued at approximately $700 million. The tender offer is subject to certain conditions, including the removal of Varlen's rights plan and the waiver of Delaware anti-takeover provisions. The offer, which is scheduled to expire on June 21, 1999, is also conditioned on the tender of a majority of Varlen's shares. AMSTED has not yet decided whether it will extend its tender offer.

   Varlen, which is based in Naperville, Illinois, is a manufacturer of engineered transportation products for the rail, truck and auto component industries. It posted annual revenues last year of approximately $650 million.

   AMSTED Industries, which is based in Chicago, is a diversified manufacturer of products for the rail, construction and building and general industrial markets and, like Varlen, a leading manufacturer of products for the rail, truck and auto component industries. The Company, which has annual revenues of approximately $1.3 billion, manufactures its products in 30 plants worldwide and is one of the largest 100% employee-owned companies in the country.

   This news release does not constitute an offer to purchase any securities, nor solicitation of a proxy, consent or authorization for or with respect to a meeting of the shareholders of AMSTED Industries Incorporated or Varlen Corporation or any action in lieu of a meeting. Any solicitations will be made only pursuant to separate materials in compliance with the requirements of applicable federal and state securities laws.